GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor
New York, New York 10171

June 8, 2010

VIA EDGAR AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz, Branch Chief - Legal

Re:	General Maritime Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed May 11, 2010
File No. 333-166257

Ladies and Gentlemen:

Reference is made to a letter dated May 27, 2010 (the “Comment Letter”) to Mr. John Tavlarios, President of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to Amendment No. 1 to Registration Statement on Form S-4, filed by the Company on May 11, 2010 (the “Registration Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

U.S. Securities and Exchange Commission
June 8, 2010

Exhibit 5.1: Opinion of Kramer Levin Naftalis & Frankel, LLP

1.	Revise the second sentence of the second paragraph so that it is limited to factual matters only.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.1 is attached hereto as Annex 5.1.

2.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” from the penultimate paragraph of the opinion.

The Company has confirmed that Kramer Levin Naftalis & Frankel, LLP will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

3.
The opinion makes inappropriate assumptions that “(ii) the Subsidiary Guarantee ... has been duly authorized by each Subsidiary Guarantor, and (iii) the Indenture has been duly authorized by the Company [and] each Subsidiary Guarantor.” An opinion may refer to another that opines that such is the case, but it may not make this assumption. Please revise.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.1 is attached hereto as Annex 5.1.

The Company has confirmed that the: (i) the legal opinion of Reeder & Simpson P.C., Marshall Islands counsel to the Company, (ii) the legal opinion of George E. Henries, Esq., Liberia counsel to the Company, (iii) the legal opinion of Conyers Dill & Pearman Limited, Special Bermuda counsel to the Company, (iv) the legal opinion of Allen and Gledhill LLP, Singapore counsel to the Company, (v) the legal opinion of Albuquerque & Associados, Portugal counsel to the Company, and (vi) the legal opinion of Goltsblat BLP, Russia counsel to the Company, will each be revised to opine as to the due authorization of the Indenture by each Subsidiary Guarantor.

4.
Please revise the first sentence on page 2 of the opinion to remove the language following the words “United States of America.” Counsel’s opinion must cover applicable state laws and may not rely upon such limitations.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.1 is attached hereto as Annex 5.1.

5.	Remove the first sentence of the final paragraph. Counsel may not attempt to limit reliance in any way.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.1 is attached hereto as Annex 5.1.

U.S. Securities and Exchange Commission
June 8, 2010

Exhibit 5.2: Opinion of Reeder & Simpson P.C.

6.	Revise the second sentence of the second paragraph so that it is limited to factual matters only.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.2 is attached hereto as Annex 5.2.

7.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” from the penultimate paragraph of the opinion.

The Company has confirmed that Reeder & Simpson PC will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

Exhibit 5.3: Opinion of Allen & Gledhill LLP

8.	Remove paragraph 2. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

The opinion will be revised pursuant to the Staff’s comment.  Paragraph 2, as revised, will read as follows:

“We have examined the documents listed and, where appropriate, defined in the Schedule to this opinion, and such other documents as we may have considered necessary to examine in order that we may render this opinion. We have also relied upon the statements, representations and certificates of officers or other representatives of the Company, public officials and others as to factual matters only. We have not independently verified the facts so relied on. ”

The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

9.	Remove assumption paragraph (iv) as these factual matters may be confirmed by counsel.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

10.	Please delete assumption paragraphs (v), (vi) and (vii) as factual matters may be confirmed by counsel and the other matters seem fundamental to counsel’s opinion.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

11.	Please revise assumption paragraph (ix) to limit it to future facts, since this present fact can be readily ascertained.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

U.S. Securities and Exchange Commission
June 8, 2010

12.	Refer to assumption paragraph (x). These facts appear fundamental to the opinion given and it does not seem appropriate to shift this risk. Please delete the assumption or revise.

The opinion will be revised to remove assumption paragraph (xii).  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

13.
Please remove assumption paragraph (xii). Since it is likely that the Principal Agreements and Notes are not legal, valid, binding and enforceable under the laws of any jurisdiction other than the applicable choice of law jurisdiction, this assumption appears inappropriate.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

14.	Please explain the need for assumption paragraph (xiv) as these facts appear readily ascertainable.

The opinion will be revised to remove assumption paragraph (xiv).  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

15.	Refer to paragraph 6. Either remove or explain the need for the phrase “of general application.” It appears that all applicable Singaporean laws should be covered by the opinion.

The opinion will be revised to remove the phrase “of general application”.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

16.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” from paragraph 6 and “the date of this opinion” from paragraph 7(iv).

The Company has confirmed that Allen & Gledhill LLP will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

17.	Please delete the third sentence of paragraph 9. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel’s legal opinion.

The opinion will be revised pursuant to the Staff’s comment.  The third sentence of paragraph 9, as revised, will read as follows:

“This opinion is not to be transmitted to anyone else, or used or relied upon by any other person, or quoted or referred to in any public document or filed with anyone unless you first obtain our written consent, save that purchasers of the Series A Notes who exchange their holdings of Series A Notes for Series B Notes pursuant to this Registration Statement may rely upon this opinion in connection with such exchange only.”

The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

U.S. Securities and Exchange Commission
June 8, 2010

Exhibit 5.4: Opinion of Albuquerque & Associados

18.	Revise the second sentence of the second paragraph so that it is limited to factual matters only.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.4 is attached hereto as Annex 5.4.

19.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” from the penultimate paragraph of the opinion.

The Company has confirmed that Albuquerque & Associados will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

20.	Remove the first sentence of the final paragraph. Counsel may not attempt to limit reliance in any way.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.4 is attached hereto as Annex 5.4.

Exhibit 5.5: Opinion of Goltsblat BLP

21.	Delete references to Furnished documents and Schedule 2. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

22.
Please have counsel refile the opinion as of the date of effectiveness or remove references to “as at the date of this Opinion Letter,” “as of the execution date,” and “the date hereof” from the opinion.

The Company has confirmed that Goltsblat BLP will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

U.S. Securities and Exchange Commission
June 8, 2010

23.	Please delete assumption (a), (b), and (c) because these facts are readily ascertainable by counsel.

Goltsblat BLP has informed the Company that they believe assumptions (a), (b) and (c) are appropriate because, based on Russian laws and regulations, it is impossible for counsel to ascertain the facts underlying such assumptions completely or with certainty.

Under Russian law, decisions regarding initiating a compulsory company liquidation, starting insolvency proceedings or appointing an administrative officer are made by the courts.  Access to records of the court decisions for third parties in Russia is very limited. There are no laws requiring courts to disclose any information regarding filed, pending or completed lawsuits or the courts decisions, or to make their decisions available for examination in whole or in part.  In many cases, parts of the courts’ decisions are not disclosed at all.  In the absence of any legal requirement for courts to provide updates regarding the status of lawsuits or to publish their decisions, Goltsblat BLP cannot fully determine the authenticity or completeness of the decisions that are available.

As such, assumptions (a), (b), and (c) have been included in Goltsblat BLP’s legal opinion.  Under the Russian legal system, the inclusion of these clauses is accepted practice for legal opinions issued by Russian counsel.

24.	Revise to remove assumption (e). Counsel may make such inquiries as it deems necessary to render its opinion but may not make such limitations.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

25.	Please revise assumption (g) to describe the Russian guarantor’s statement on the full share capital payment and to explain why you assume its veracity rather than ascertain it.

The opinion will be revised to remove assumption (g).  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

26.	Please revise to describe the documents you reference in assumption (h). In addition, limit your assumption to factual matters only.

The opinion will be revised to remove assumption (h).  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

27.	Please delete assumption (i) as this fact is readily ascertainable by counsel.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

U.S. Securities and Exchange Commission
June 8, 2010

28.	Please explain the meaning and necessity for assumption (j).

The opinion will be revised to remove assumption (j).  The proposed revised Exhibit 5.5 is attached hereto as Annex 5.5.

Exhibit 5.6: Opinion of Conyers Dill & Pearman Limited

29.	Revise assumption (e) so that it refers to future events only

Conyers Dill & Pearman Limited, Bermuda counsel to the Company, has informed the Company that it is in the process of preparing its responses to the Staff's comments.  The Company expects to provide the Staff with such responses under separate cover.

30.	Refer to the final paragraph on page 2. Remove references to “current law and practice in Bermuda” as the opinion must be given on the date of effective.

Conyers Dill & Pearman Limited, Bermuda counsel to the Company, has informed the Company that it is in the process of preparing its responses to the Staff's comments.  The Company expects to provide the Staff with such responses under separate cover.

31.	Delete the final sentence of the final paragraph on page 2. Counsel may not attempt to limit reliance.

Conyers Dill & Pearman Limited, Bermuda counsel to the Company, has informed the Company that it is in the process of preparing its responses to the Staff's comments.  The Company expects to provide the Staff with such responses under separate cover.

Exhibit 5.7: Opinion of George E. Henries, Esq.

32.	Revise the second sentence of the second paragraph so that it is limited to factual matters only.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.7 is attached hereto as Annex 5.7.

33.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” in the penultimate paragraph of the opinion.

The Company has confirmed that George E. Henries, Esq. will re-file his opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

34.	Delete the first sentence of the final paragraph on page 2. Counsel may not attempt to limit reliance.

The opinion will be revised pursuant to the Staff’s comment.  proposed revised Exhibit 5.7 is attached hereto as Annex 5.7.

U.S. Securities and Exchange Commission
June 8, 2010

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ Jeffrey D. Pribor
Jeffrey D. Pribor
Executive Vice President, Chief Financial Officer

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.1

[Letterhead of Kramer Levin Naftalis & Frankel, LLP]

June __, 2010

General Maritime Corporation
299 Park Avenue
New York, NY  10171

Ladies and Gentlemen:

We have acted as United States counsel to General Maritime Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Company”), in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission, pursuant to which the Company is registering (i) $300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for the Company’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement (the “Exchange Offer”) and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors listed on Schedule I hereto (the “Subsidiary Guarantors”) of the Series B Notes.  The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of November 12, 2009, among the Company, the Subsidiary Guarantors parties thereto and The Bank of New York Mellon, as trustee (the “Indenture”).

We have made such inquiries and reviewed such documents and records as we have deemed necessary or appropriate as a basis for our opinion.  As to factual matters only, we have also relied upon the statements, representations and certificates of officers or other representatives of the Company and GMR Chartering LLC, a New York limited liability company (the “U.S. Subsidiary”), public officials and others.  We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that when the Series B Notes and the Subsidiary Guarantees have been duly executed, authenticated, issued and delivered in accordance with the terms and conditions of the Exchange Offer and the Indenture, (i) the Series B Notes will be legally issued and constitute binding obligations of the Company, and (ii) the Subsidiary Guarantee of each Subsidiary Guarantor will be legally issued and constitute the binding obligation of such Subsidiary Guarantor.

In rendering this opinion, we have assumed that the Indenture has been duly authorized by the Trustee, and constitutes the binding obligation of the Trustee.  As to the due authorization by the Company of the Indenture and the Series B Notes and the due authorization by each Subsidiary Guarantor other than the U.S. Subsidiary of the Indenture and the Subsidiary Guarantees, we have examined and relied upon (i) the legal opinion, dated as of June __, 2010, of Reeder & Simpson P.C., Marshall Islands counsel to the Company, (ii) the legal opinion, dated as of June __, 2010, of George E. Henries, Esq., Liberia counsel to the Company, (iii) the legal opinion, dated as of June __, 2010, of Conyers, Dill & Pearman Limited, Special Bermuda counsel to the Company, (iv) the legal opinion, dated as of June __, 2010, of Allen and Gledhill LLP, Singapore counsel to the Company, (v) the legal opinion, dated as of June __, 2010, of Albuquerque & Associados, Portugal counsel to the Company, and (vi) the legal opinion, dated as of June __, 2010, of Goltsblat BLP, Russia counsel to the Company.

U.S. Securities and Exchange Commission
June 8, 2010

We express no opinion as to any laws other than the laws of the State of New York and the federal laws of the United States of America (the “Relevant Laws”).

The opinions expressed herein are based upon the Relevant Laws and interpretations thereof in effect on the date hereof, and the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

U.S. Securities and Exchange Commission
June 8, 2010

Schedule I

Subsidiary Guarantors	State or Other Jurisdiction of Incorporation
General Maritime Subsidiary Corporation	Marshall Islands
General Maritime Management LLC	Marshall Islands
General Maritime (Portugal) LLC	Marshall Islands
General Maritime (Portugal) Limitada	Portugal
General Maritime Crewing Pte. Ltd.	Singapore
Limited “General Maritime Crewing” (Russia Corporation)	Russia
GMR Agamemnon LLC	Liberia
GMR Ajax LLC	Liberia
GMR Alexandra LLC	Marshall Islands
GMR Argus LLC	Marshall Islands
GMR Chartering LLC	New York
GMR Constantine LLC	Liberia
GMR Daphne LLC	Marshall Islands
GMR Defiance LLC	Liberia
GMR Elektra LLC	Marshall Islands
GMR George T LLC	Marshall Islands
GMR Gulf LLC	Marshall Islands
GMR Harriet G. LLC	Liberia
GMR Hope LLC	Marshall Islands
GMR Horn LLC	Marshall Islands
GMR Kara G LLC	Liberia
GMR Minotaur LLC	Liberia
GMR Orion LLC	Marshall Islands
GMR Phoenix LLC	Marshall Islands
GMR Princess LLC	Liberia
GMR Progress LLC	Liberia
GMR Revenge LLC	Liberia
GMR St. Nikolas LLC	Marshall Islands
GMR Spyridon LLC	Marshall Islands
GMR Strength LLC	Liberia
Arlington Tankers Ltd.	Bermuda
Vision Ltd.	Bermuda
Victory Ltd.	Bermuda
Companion Ltd.	Bermuda
Compatriot Ltd.	Bermuda
Concord Ltd.	Bermuda
Consul Ltd.	Bermuda
Concept Ltd.	Bermuda
Contest Ltd.	Bermuda

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.2

REEDER & SIMPSON PC
ATTORNEYS AT LAW

P.O. Box 601	Telephone: 011-692-625-3602
RRE Commercial Center	Facsimile: 011-692-625-3602
Majuro, MH 96960	Email: dreeder@ntamar.net
r.simpson@simpson.gr

June           , 2010

The Parties Listed on Schedule I.

and

General Maritime Corporation (the “Company”)
299 Park Avenue
New York, NY  10171

Ladies and Gentlemen:

We have acted as Republic of the Marshall Islands (the “RMI”), counsel to the Company, which is organized under the laws of the RMI, and all of the RMI entities listed on the attached Schedule I. (the “Registrants”), each of which is a wholly owned subsidiary of the Company.  This opinion is in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission, pursuant to which the Company is registering: (i) $300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”), to be exchanged for the Company’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”), in a registered exchange offer as contemplated by the Registration Statement; and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the Registrants of the Series B Notes.  The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of November 12, 2009 (the “Indenture”), among the Company, the Subsidiary Guarantors parties thereto and The Bank of New York Mellon, as trustee.

We have made such inquiries and reviewed such documents and records as we have deemed necessary or appropriate as a basis for our opinion.  We have also relied upon the statements, representations and certificates of officers or other representatives of the Registrants, public officials and others as to factual matters only.  We have not independently verified the facts so relied on.

U.S. Securities and Exchange Commission
June 8, 2010

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:

1.  The Indenture and the Series B Notes have been duly authorized by the Company.

2.  The Indenture and the Subsidiary Guarantee of each Registrant has been duly authorized by such Registrant.

We express no opinion as to any laws other than the laws of the RMI (the “Relevant Laws”).  The opinions expressed herein are based upon the Relevant Laws and interpretations, and the facts and circumstances in existence, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

Reeder & Simpson PC
Dennis J. Reeder

U.S. Securities and Exchange Commission
June 8, 2010

SCHEDULE I

General Maritime Subsidiary Corporation
General Maritime Management LLC
General Maritime (Portugal) LLC
GMR Alexandra LLC
GMR Argus LLC
GMR Daphne LLC
GMR Elektra LLC
GMR George T LLC
GMR Gulf LLC
GMR Hope LLC
GMR Horn LLC
GMR Orion LLC
GMR Phoenix LLC
GMR St. Nikolas LLC
GMR Spyridon LLC

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.3

[On the letterhead of Allen & Gledhill LLP]

[•] June 2010

General Maritime Corporation
299 Park Avenue
New York, NY 10171
Attn:	Ms Madelyn R. Dorman
c/o Kramer Levin Naftalis & Frankel LLP

Dear Sirs

Form S-4 Registration Statement of General Maritime Corporation (“GMC”) with General Maritime Crewing Pte. Ltd.  as Co-Registrant

1.
We have acted as the legal advisers in Singapore to General Maritime Crewing Pte. Ltd. (the “Company”) in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), filed by GMC with the United States Securities & Exchange Commission, pursuant to which GMC is registering (i) US$300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for GMC’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement (the “Exchange Offer”) and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors, including the Company, (the “Subsidiary Guarantors”) of the Series B Notes (the Series A Notes and Series B Notes being collectively referred to as the “Notes”). The Series A Notes were issued, the Series B Notes will be issued, and the Subsidiary Guarantees will be issued pursuant to an Indenture dated as of 12 November 2009, among GMC, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (the “Indenture”).

2.
We have examined the documents listed and, where appropriate, defined in the Schedule to this opinion, and such other documents as we may have considered necessary to examine in order that we may render this opinion. We have also relied upon the statements, representations and certificates of officers or other representatives of the Company, public officials and others as to factual matters only. We have not independently verified the facts so relied on.

3.	We have assumed:

(i)
that each of the Indenture, Series A Subsidiary Guarantee, the Registration Rights Agreement and Purchase Agreement (all as defined in the Schedule to this opinion and, together, the “Principal Agreements”) is within the capacity and powers of, and has been validly authorised by, each party thereto (other than the Company) and has been validly executed by and on behalf of each party thereto (other than the Company) and delivered by and on behalf of each party thereto;

U.S. Securities and Exchange Commission
June 8, 2010

(ii)	the genuineness of all signatures and seals on all documents and the completeness, and conformity to original documents, of all copy or other specimen documents submitted to us;

(iii)	that where a document has been submitted to us in draft form, it will be executed in the form of that draft;

(iv)	that the Notes have been, or will be duly issued, executed, authenticated, delivered and offered in accordance with the terms of each of the Principal Agreements;

(v)	that at the time of the issue of the Subsidiary Guarantee by the Company, GMC is the holding company of the Company;

(vi)
that the execution and delivery of each of the Principal Agreements by the Company, and the issue of the Subsidiary Guarantee by the Company, sufficiently benefits and is in the best interests of the Company, and there is no bad faith, fraud, undue influence, coercion or duress on the part of or in relation to any party to the Principal Agreements or their respective directors, employees or agents;

(vii)	that none of the Principal Agreements have been amended, supplemented or terminated (whether by written agreement, course of dealings or otherwise); and

(viii)	the correctness of all facts stated in the Principal Agreements, Registration Statement and the Certificate (as defined in the Schedule).

4.
The ACRA Searches (as defined in the Schedule) and the Court Searches (as defined in the Schedule) revealed no order or resolution for the winding-up of the Company, no notice of appointment of a receiver or judicial manager for the Company and no legal proceedings in the Republic of Singapore to which the Company is a defendant. It should be noted that such searches are not capable of revealing whether or not a winding-up petition has been presented. Notice of a winding-up order made or resolution passed or a receiver or judicial manager appointed may not be filed at the ACRA immediately.

5.
Based upon and subject to the foregoing, and subject to the qualifications set forth below and any matters not disclosed to us, we are of the opinion that the Indenture, and Subsidiary Guarantee to be issued by the Company in connection with the Exchange Offer, have been duly authorised by the Company under the laws of Singapore.

6.
This opinion relates only to the laws of Singapore as at the date hereof and as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore. We assume no obligation to revise or supplement this opinion should any such law be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances. We have made no investigation of, and do not express or imply any views on, the laws of any country, other than Singapore.

U.S. Securities and Exchange Commission
June 8, 2010

7.	The qualifications to which this opinion is subject are as follows:

(i)
enforcement of the obligations of the Company under the Principal Agreements and/or the Subsidiary Guarantee may be affected by prescription or lapse of time, bankruptcy, insolvency, liquidation, reorganisation, reconstruction or similar laws generally affecting creditors’ rights;

(ii)
the power of the Singapore courts to grant equitable remedies such as injunction and specific performance is discretionary and accordingly a Singapore court may make an award of damages where an equitable remedy is sought;

(iii)
by virtue of the Limitation Act, Chapter 163 of Singapore, failure to exercise a right of action for more than six years will operate as a bar to the exercise of such right and failure to exercise such a right for a lesser period may result in such right being waived;

(iv)
this opinion is given on the basis that there has been no amendment to or termination or replacement of the documents, authorisations and approvals referred to in paragraphs 2 and 3 of this opinion and on the basis of the laws of Singapore in force as at the date of this opinion.  This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Singapore after the date of this opinion;

(v)
under general principles of Singapore law, except as provided in the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, a person who is not a contracting party to an agreement is not entitled to the benefits of the agreement and may not enforce the agreement; and

(vi)	we give no opinion on tax matters and in particular give no opinion on the tax consequences of any transaction contemplated by any of the Principal Agreements or any related document.

8.
As the primary purpose of our professional engagement was not to establish or confirm factual matters and because of the wholly or partially non-legal character of many of the statements in the Registration Statement, we express no opinion or belief on and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements contained in the Registration Statement and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements.

U.S. Securities and Exchange Commission
June 8, 2010

9.
This opinion is for your benefit in connection with the Registration Statement.  This opinion is strictly limited to the matters stated herein, and is not to be read as extending by implication to any other matter in connection with any of the Principal Agreements or otherwise including, but without limitation, any other document signed in connection with any of the Principal Agreements.  This opinion is not to be transmitted to anyone else, or used or relied upon by any other person, or quoted or referred to in any public document or filed with anyone unless you first obtain our written consent, save that purchasers of the Series A Notes who exchange their holdings of Series A Notes for Series B Notes pursuant to this Registration Statement may rely upon this opinion in connection with such exchange only. Subject to the foregoing, we hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours faithfully

Allen & Gledhill LLP

U.S. Securities and Exchange Commission
June 8, 2010

Schedule

List of Documents Examined

1.
a scanned executed copy of the indenture dated 12 November 2009 entered into between GMC, the Subsidiary Guarantors and the Bank of New York Mellon (which sets out the form of the Subsidiary Guarantees) (the “Indenture”) sent to us via electronic transmission on 6 May 2010;

2.
a scanned executed copy of the registration rights agreement dated 12 November 2009 entered into between GMC, the Subsidiary Guarantors and J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, DnB NOR Markets, Inc., Jefferies & Companies, Inc., RBS Securities Inc., and UBS Securities LLC (collectively, the “Initial Purchasers”) (the “Registration Rights Agreement”) sent to us via electronic transmission on 6 May 2010;

3.
a scanned executed copy of the purchase agreement dated 6 November 2009 entered into between GMC, the Subsidiary Guarantors and J.P. Morgan Securities Inc. (on behalf of the Initial Purchasers) (the “Purchase Agreement”) sent to us via electronic transmission on 6 May 2010;

4.
scanned executed copies of the 144A Note and Regulation S Note both dated 12 November 2009 executed by GMC and subsidiary guarantees dated 12 November 2009 affixed to the respective Notes (the “Series A Subsidiary Guarantee”) sent to us via electronic transmission on 6 May 2010;

5.
certified copies of the Memorandum and Articles of Association of the Company, Certificate Confirming Incorporation of Company dated 5 August 2004 and Certificate Confirming Incorporation of Company under the New Name dated 22 October 2004 ;

6.
scanned copies of the resolutions of the Board of Directors of the Company passed by way of circulation on 5 November 2009 and 7 May 2010 respectively (“Directors’ Resolutions”) and Minutes of  meetings of the sole shareholder of the Company deemed to be held on 5 November 2009 and 7 May 2010 respectively (the “Shareholder Resolutions”);

7.	searches made on [•] June 2010 (the “ACRA Searches”) at the Accounting and Corporate Regulatory Authority in Singapore (the “ACRA”) against the Company;

8.
information disclosed by the electronic Composite and Insolvency searches made on [•] June 2010 (the “Court Searches”) in respect of the years 2009 and 2010 against the Company at the Lawnet Service Bureau of the Supreme Court of Singapore; and

U.S. Securities and Exchange Commission
June 8, 2010

9.	a copy of the certificate dated [•] June 2010 executed by Mr Milton H. Gonzales, Managing Director of the Company (the “Certificate”).

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.4

[Letterhead of Albuquerque & Associados]

June    , 2010

[General Maritime Management (Portugal), Limitada]
To: General Maritime Corporation
299 Park Avenue
New York, NY  10171

Ladies and Gentlemen:

We have acted as Portuguese counsel to General Maritime Management (Portugal), Limitada, (the “Registrant”), a wholly owned subsidiary of General Maritime Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Company”), in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission, pursuant to which the Company is registering (i) $300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for the Company’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors listed on Schedule I hereto (the “Subsidiary Guarantors”) of the Series B Notes.  The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of November 12, 2009 (the “Indenture”), among the Company, the Subsidiary Guarantors parties thereto and The Bank of New York Mellon, as trustee.

We have made such inquiries and reviewed such documents and records as we have deemed necessary or appropriate as a basis for our opinion.  We have also relied upon the statements, representations and certificates of officers or other representatives of the Registrant, public officials and others, as to factual matters only.  We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:

The Indenture and the Subsidiary Guarantee of the Registrant have been duly authorized by the Registrant.

We express no opinion as to any laws other than the laws of Portugal (the “Relevant Laws”). The opinions expressed herein are based upon the Relevant Laws and interpretations thereof in effect on the date hereof, and the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

U.S. Securities and Exchange Commission
June 8, 2010

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

Albuquerque & Associados
Sociedade de Advogados RL

____________________________
João Salvador
Partner

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.5

[Letterhead of Goltsblat BLP]

Limited “General Maritime Crewing”
General Maritime Corporation
299 Park Avenue
New York, NY  10171

June____, 2010

Re. Opinion Letter in respect to due authorization of the Subsidiary Guarantee of Limited “General Maritime Crewing”

Ladies and Gentlemen,

We have acted as Russian counsel to Limited “General Maritime Crewing”, a limited liability company registered and existing under the laws of the Russian Federation (the “Russian Guarantor”), an indirectly owned subsidiary of General Maritime Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Company”).

The Company is informed to have filed with the United States Securities and Exchange Commission the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), pursuant to which the Company is registering (i) $300,000,000 principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for the Company’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors listed in Schedule 1 hereto (the “Subsidiary Guarantors”) of the Series B Notes. The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of November 12, 2009 (the “Indenture”), among the Company, the Subsidiary Guarantors parties thereto and The Bank of New York Mellon, as trustee. Terms and conditions of the Series B Notes are materially identical to those of the Series A Notes.

In this connection we have been asked to prepare this Opinion Letter in respect to due authorization of the Indenture and Subsidiary Guarantee of the Russian Guarantor (the “Subsidiary Guarantee”).

This Opinion Letter is provided in connection with the above mentioned matters only. The matters that have not been explicitly stated above in the immediately preceding paragraph are not covered hereby.

This Opinion Letter relates to and is given under only the laws of the Russian Federation. We express no opinion in this Opinion Letter on or under the laws of any other jurisdiction.

U.S. Securities and Exchange Commission
June 8, 2010

Assumptions

It should be taken into account that while drafting this Opinion Letter we have assumed that:

a)
No application has been presented to a court for the liquidation of the Russian Guarantor on demand of any state or local authority, nor has there been made a decision for voluntary liquidation of the Russian Guarantor;

b)
No application has been filed to a court, and no order has been made by a court, for the start of any insolvency procedures as provided by the Federal Law No. 127-FZ of 26 October 2002 “On insolvency (bankruptcy)”, as further amended, in respect of the Subsidiary;

c)	No administrator in bankruptcy or similar officer has been appointed in relation to the Russian Guarantor, and no notice has been given or filed in relation to the appointment of such an officer;

d)	The scanned copies of the documents provided to us totally coincide with the originals thereof, all the signatures and seals in the furnished documents are authentic;

e)
The documents provided to us remain effective and correct as of the date hereof. The text of these documents has not been expanded to include provisions initiating, modifying or terminating the effect of these documents or part thereof; nor has there been any other documents executed that might have effect on the text of the documents provided;

f)	Mr. Gennadyi Liventsov, being the Director of the Russian Guarantor, had signed and executed the Indenture and Subsidiary Guarantee in sound mind and memory and acted voluntarily without any coercion.

Opinion

Based on and subject to the foregoing, we advise you that in our opinion, the Indenture and Subsidiary Guarantee have been duly authorized by the Russian Guarantor.

We express no opinion as to any laws other than the laws of the Russian Federation (the "Relevant Laws").

The opinion expressed herein is based upon the Relevant Laws and interpretations thereof. We assume no obligation to revise or supplement this Opinion Letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise.

Please note that this Opinion Letter has been based on the assumptions mentioned above, and we retain the right, but not the duty, to adjust partially or entirely our opinions if one or more of the assumptions and versions of the documents provided are incomplete or inaccurate to the information above.

U.S. Securities and Exchange Commission
June 8, 2010

Sincerely,

Anton Sitnikov
Partner, Head of Corporate/M&A

Cc: Eugenia Borzilo
       Julia Gnousina

U.S. Securities and Exchange Commission
June 8, 2010

Schedule 1

List of subsidiaries of the Company

Subsidiary Guarantors	State or Other Jurisdiction of Incorporation
General Maritime Subsidiary Corporation	Marshall Islands
General Maritime Management LLC	Marshall Islands
General Maritime (Portugal) LLC	Marshall Islands
General Maritime (Portugal) Limitada	Portugal
General Maritime Crewing Pte. Ltd.	Singapore
Limited “General Maritime Crewing” (Russia Corporation)	Russia
GMR Agamemnon LLC	Liberia
GMR Ajax LLC	Liberia
GMR Alexandra LLC	Marshall Islands
GMR Argus LLC	Marshall Islands
GMR Chartering LLC	New York
GMR Constantine LLC	Liberia
GMR Daphne LLC	Marshall Islands
GMR Defiance LLC	Liberia
GMR Elektra LLC	Marshall Islands
GMR George T LLC	Marshall Islands
GMR Gulf LLC	Marshall Islands
GMR Harriet G. LLC	Liberia
GMR Hope LLC	Marshall Islands
GMR Horn LLC	Marshall Islands
GMR Kara G LLC	Liberia
GMR Minotaur LLC	Liberia
GMR Orion LLC	Marshall Islands
GMR Phoenix LLC	Marshall Islands
GMR Princess LLC	Liberia
GMR Progress LLC	Liberia
GMR Revenge LLC	Liberia
GMR St. Nikolas LLC	Marshall Islands
GMR Spyridon LLC	Marshall Islands
GMR Strength LLC	Liberia
Arlington Tankers Ltd.	Bermuda
Vision Ltd.	Bermuda
Victory Ltd.	Bermuda
Companion Ltd.	Bermuda
Compatriot Ltd.	Bermuda

U.S. Securities and Exchange Commission
June 8, 2010

Concord Ltd.	Bermuda
Consul Ltd.	Bermuda
Concept Ltd.	Bermuda
Contest Ltd.	Bermuda

U.S. Securities and Exchange Commission
June 8, 2010

ANNEX 5.7

[Letterhead of George E. Henries]

June        , 2010

General Maritime Corporation
299 Park Avenue
New York, NY 10171

Ladies and Gentlemen:

We have acted as  Liberian  counsel to General Maritime Corporation, a corporation  organized under the  laws of the Republic  of the  Marshall Islands (the “Company”), and each of its wholly owned Liberian subsidiaries  listed in Schedule 1 hereto (the “Additional Registrants”), in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) ( the “Registration Statement “), filed by the Company with the United States Securities and Exchange Commission, pursuant to which the  Company  is registering  (i) $300,000,000 aggregate  principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for the Company’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”)  in a registered  exchange  offer as  contemplated  by the Registration Statement and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors  listed on  Schedule 1  hereto  (the “Subsidiary  Guarantors”)  of the Series B Notes.  The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of November 12, 2009 (the “Indenture”), among the Company, the Subsidiary Guarantors parties thereto and The Bank of New York Mellon, as trustee.

We have made such inquiries and reviewed such documents and records as we have  deemed  necessary or  appropriate as a  basis for our opinion.  We have also relied  upon  the  statements,  representations  and  certificates  of  officers  or  other representatives of the Additional Registrants, public officials and others as to factual matters only.  We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that the Indenture and the Subsidiary Guarantee of each Additional Registrant has been duly authorized by such Registrant.

U.S. Securities and Exchange Commission
June 8, 2010

June        , 2010

We express no opinion as to any laws  other than the laws of the Republic of Liberia (the “Relevant Laws).  The opinions expressed herein are based upon the   Relevant Laws and  interpretations  thereof in  effect on the  date hereof, and the facts and circumstances  in existence  on the date  hereof,  and we  assume  no  obligation  to revise or supplement this  opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

We hereby consent to the use of this opinion as an exhibit to the  Registration Statement and to the use  of our name  under the caption “Legal  Matters” in the prospectus included in the Registration  Statement.  In giving  this consent, we do not thereby admit that we are within the category of  persons whose  consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours,

George E. Henries

U.S. Securities and Exchange Commission
June 8, 2010

Schedule 1

Additional Registrants

GMR Agamemnon LLC
GMR Ajax LLC
GMR Constantine LLC
GMR Defiance LLC
GMR Harriet G. LLC
GMR Kara G. LLC
GMR Minotaur LLC
GMR Princess LLC
GMR Progress LLC
GMR Revenge LLC
GMR Strength LLC